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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            WM. WRIGLEY JR. COMPANY
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                  982526 10 5
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                                 (CUSIP Number)

                          Marshall E. Eisenberg, Esq.
                            Neal, Gerber & Eisenberg
                            Two North LaSalle Street
                               Chicago, Illinois
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 25, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 982526 10 5                 13D                     Page 2 of 5 Pages
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    William Wrigley, Jr.      ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
                    Has sole voting power over 38,449,365 shares of Common Stock and 24,705,570 shares of Class B Common Stock. Each share of
                    Common Stock is entitled to one vote per share while each
                    share of Class B Common Stock is entitled to ten votes per
  NUMBER OF         share. Each share of Class B Common Stock is convertible
                    into Common Stock.
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         Has sole dispositive power over 27,322,713 shares of Common
                    Stock and 19,029,400 shares of Class B Common Stock.
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    Has shared dispositive power over 509,664 shares of Common
                    Stock and 254,832 shares of Class B Common Stock.
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     63,154,935 of which 24,705,570 shares are Class B Common Stock convertible into Common Stock.
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.0% of Common Stock; 58.4% of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 30.4% of the issued and outstanding Common Stock.
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP NO. 982526 10 5                13D                    Page 3 of 5 Pages


         Except as specifically amended hereby, all other provisions of Mr. Wrigley, Jr.'s Schedule 13D filed on April 8, 1999, as amended by Amendment Nos. 1, 2 and 3, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Wrigley, Jr. is the beneficial owner (prior to the disclaimer of beneficial interest as described herein) of 38,449,365 shares of Common Stock, representing 21.0% of the issued and outstanding shares of Common Stock, and 24,705,570 shares of Class B Common Stock, representing 58.4% of the issued and outstanding shares of Class B Common Stock. Of these Shares, Mr. Wrigley, Jr. disclaims any beneficial interest in 31,042,630 shares of Common Stock and 17,692,239 shares of Class B Common Stock. Shares of Class B Common Stock are entitled to ten votes per share, are subject to restrictions on transfer and are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, Mr. Wrigley is deemed to beneficially own 63,154,935 shares of Common Stock, representing 30.4% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Wrigley, Jr. of the shares of Class B Common Stock. The ownership percentages set forth herein are based upon 183,083,676 shares of Common Stock and 42,325,002 shares of Class B Common Stock outstanding as of July 12, 2002, as reported in the Company's Form 10-Q for the quarterly period ended June 30, 2002.

         (b) The number of shares as to which Mr. Wrigley, Jr. has the sole power to vote or to dispose, or the shared power to vote or to dispose is as follows:

         Sole voting power:                          38,449,365 shares of Common Stock
                                                     24,705,570 shares of Class B Common Stock

         Shared voting power:                        0

         Sole dispositive power:                     27,322,713 shares of Common Stock
                                                     19,029,400 shares of Class B Common Stock

         Shared dispositive power:                   509,664 shares of Common Stock
                                                     254,832 shares of Class B Common Stock

         As previously reported in Mr. Wrigley, Jr.'s Amendment No. 3 to
Schedule 13D, in a complaint filed on January 8, 2001 against Mr. Wrigley, Jr. and the other defendants named therein, the plaintiff alleged that Mr. Wrigley, Jr. did not have any voting or dispositive power (whether sole or shared) with respect to an aggregate of 14,481,648 Shares owned by certain trusts. These Shares were comprised of 9,654,432 shares of Common Stock and 4,827,216 shares of Class B Common Stock as to which Mr. Wrigley, Jr. believed he was vested with sole voting and dispositive power. Accordingly, such Shares had been included as part of Mr. Wrigley, Jr.'s beneficial ownership of Shares for purposes of
Section 13(d) of the Securities Exchange Act of 1934.

         Pursuant to an agreement between the parties to this lawsuit, which became effective as of September 25, 2002, the parties settled their dispute. Under this agreement, among other things, Mr. Wrigley, Jr. was granted irrevocable proxies to vote 9,656,988 shares of Common Stock and 4,941,338 shares of Class B Common Stock owned by certain trusts. Mr. Wrigley, Jr. does not have the right to direct the sale, exchange or disposition of the Shares held by such trusts.

         (c) None.


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CUSIP NO. 982526 10 5                13D                    Page 4 of 5 Pages




         (d) A number of individuals and entities, including Mr. Wrigley, Jr., have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, such Shares as beneficiaries of various trusts over which Mr. Wrigley, Jr. is a trustee or co-trustee and as beneficial owners or otherwise.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Wrigley, Jr. entered into an agreement with Santa Catalina Island Company, a Delaware corporation, effective as of December 28, 2001, pursuant to which Mr. Wrigley, Jr. holds an irrevocable proxy to vote the 960,000 shares of Common Stock and 480,000 shares of Class B Common Stock owned by Santa Catalina Island Company (or certain permitted transferees). Mr. Wrigley, Jr. does not have investment or dispositive power over such Shares. In addition, pursuant to the agreement, Mr. Wrigley, Jr. has the right to purchase at the then current market price any shares Santa Catalina Island Company (or certain permitted transferees) intends to sell.

         As described in Item 5(b) above, pursuant to an agreement effective as of September 25, 2002, Mr. Wrigley, Jr. holds irrevocable proxies to vote 9,656,988 shares of Common Stock and 4,941,338 shares of Class B Common Stock owned by certain trusts. Mr. Wrigley, Jr. does not have the right to direct the sale, exchange or disposition of the Shares held by such trusts.

ITEM 7.  EXHIBITS.

         1. Irrevocable Proxy, dated December 31, 2001, executed by Santa Catalina Island Company in favor of William Wrigley, Jr. (incorporated by reference to Amendment No. 3 to William Wrigley, Jr.'s Schedule 13D filed on January 7, 2002).

         2-9. Irrevocable Proxies, dated September 25, 2002, executed by William
J. Hagenah, Jr. as trustee of the trusts named therein in favor of William Wrigley, Jr.





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CUSIP NO. 982526 10 5                13D                    Page 5 of 5 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2002


                                             /s/ William Wrigley, Jr.
                                             -----------------------------------
                                             William Wrigley, Jr.